Tele2 AB Skeppsbron 18 P.O Box 2094 SE-103 13 Stockholm, Sweden Telephone +46 8 5620 0060 Fax: +46 8 5620 0040 www.tele2.com 2018-09-21	Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 333-226947

Resolutions by Tele2’s Extraordinary General Meeting

Stockholm - Tele2 AB (publ), (“Tele2” or the “Company”), (Nasdaq Stockholm: TEL2 A and TEL2 B), today announced that the Extraordinary General Meeting held today approved the merger plan regarding the merger with Com Hem Holding AB (publ) (“Com Hem”), resolved on the issue of the merger consideration as well as resolved in accordance with the Nomination Committee’s proposal regarding election of additional board members.

The Extraordinary General Meeting resolved to approve the merger plan adopted by the Boards of Tele2 and Com Hem on January 9, 2018, according to which the merger is undertaken by way of absorption, with Tele2 as the absorbing company and Com Hem as the transferring company. According to the merger plan, the exchange ratio for the merger consideration has been determined in such way that each share in Com Hem shall be exchanged for 1.0374 new Class B shares in Tele2 and SEK 37.02 in cash. The resolution is conditional upon the Swedish Companies Registration Office’s registration of the merger of Tele2 and Com Hem. Registration of the merger with the Swedish Companies Registration Office is conditional upon the conditions in the merger plan, inter alia that all permits and approvals of the competition authorities that are necessary for the merger have been obtained. The merger is expected to be registered with the Swedish Companies Registration Office in Q4 2018 and will result in the dissolution of Com Hem, whereby all of Com Hem’s assets and liabilities will be transferred to Tele2.

Further, the Extraordinary General Meeting resolved on an issue of the merger consideration entailing an issue of 183,441,585 new Class B shares in Tele2. Entitled to receive the newly issued Class B shares shall be shareholders registered in the share register of Com Hem on the date when the Swedish Companies Registration Office registers the merger. Settlement of the merger consideration will take place following the Swedish Companies Registration Office’s registration of the merger.

The Extraordinary General Meeting elected Lars-Åke Norling as new Board member with effect from the Extraordinary General Meeting and Andrew Barron and Eva Lindqvist (today Board members of Com Hem) as new Board members with effect once the merger has been registered with the Swedish Companies Registration Office. At the constituent Board meeting following the Extraordinary General Meeting Lars-Åke Norling was appointed as new member of the Audit Committee and of the Remuneration Committee.

A detailed timetable for the implementation of the merger with Com Hem will be communicated as soon as, and provided that, all the permits and approvals of the competition authorities that are necessary for the merger have been obtained.

The information was distributed for disclosure at 14:30 CEST on September 21, 2018.

Tele2 AB Skeppsbron 18 P.O Box 2094 SE-103 13 Stockholm, Sweden Telephone +46 8 5620 0060 Fax: +46 8 5620 0040 www.tele2.com 2018-09-21

For more information, please contact:
Joel Ibson, Head of Public Relations, Tele2 AB, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88

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TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We believe the connected life is a better life, and so our aim is to make connectivity increasingly accessible to our customers, no matter where or when they need it. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Every day our 17 million customers across eight countries enjoy a fast and wireless experience through our award winning networks. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2017, Tele2 generated revenue of SEK 25 billion and reported an adjusted EBITDA of SEK 6.4 billion. For definitions of measures, please see the last pages of the Annual Report 2017. Follow @Tele2group on Twitter for the latest updates.

IMPORTANT INFORMATION

The information included in this transcript is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 has filed a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem have mailed a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem have filed with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. Investors and security holders are able to obtain free copies of the merger document through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40.

In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.

FORWARD LOOKING STATEMENTS

The information in this transcript may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the transcript. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this transcript, or at all.

NO SOLICITATION

This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.